UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of           April          , 2010
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑          Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐          No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date April 30, 2010	By	/s/ Agus Murdiyatno
(Signature)
Agus Murdiyatno VP Investor Relations/ Corporate Secretary

PRESS RELEASE
TEL64/PR000/COP-A0070000/2010
TELKOM NET INCOME GREW BY 13% IN FIRST QUARTER 2010
Jakarta, April 30, 2010 — We are delighted to announce that TELKOM’s first quarter 2010 result recorded a two digit growth in net income compared to the same period in 2009. Net income in Q1/2010 grew by 13% or Rp2.8 trillion, compared to Rp2.5 trillion in Q1/2009. Meanwhile, Total Operating Revenue in Q1/2010 also grew by 6.2% or Rp16.6 trillion.
The increase in Operating Revenue is contributed by the 24.7% increase in Data, Internet and Information Technology Services Revenue of Rp5.0 trillion, which represents 30.1% of Total Operating Revenue, which is an increase of 25.7% compared to the same period in 2009.
The growth in the Data, Internet and Information Technology Services Revenue, were mainly attributed from the Internet and Data Communication Revenue which increased by 45.9% as result of the significant increase in the number of subscibers and users of our fixed and mobile broadband services, namely Speedy and Flash, of 79% and 607%, respectively. In addition to the internet revenue, sms revenue also increased by 11.5%. The growth in Data, Internet and Information Revenue reflects the gradual increasing result of Company’s strategy in growing its New Wave business.
Meanwhile, for our legacy business, Celular Revenue shows an increase of 3.0% to Rp6.7 trillion aligned with the 13.6% growth of celular subscriber to 82.0 million subscribers.
TELKOM remains as a market leader in cellular and fixed line services, with fixed line subscribers reaching up to 24.3 million (including 15.9 million Flexi subscribers). Overall, total TELKOMGroup subscribers reached 106.3 million.
Flexi subscribers grew by 19%, attributed by the 22.1% increase in BTS to 5.543 unit at the end of March 2010. During the same period, celular BTS reached 32.243 unit, which accounted for a total TELKOMGroup BTS of 37.786 unit.
Although there were several revenue increase, fixed line revenue experience a decline of 6.7% to Rp3.3 trillion. The declining trend is due to the mobile lifesyle that tends towards the use of mobile telecommunications facilities. Compared to the same period in 2009, the downward decline in fixed line revenue is much lower. At the end of 2009, the decline was 11.2%, while in 1Q/2010 its was 6.7%. One of the strategy to prevent the downward trend is the FBIP (Fixed Business Improvement Program). More subscribers are participating in the program and has shown positive result to the increasing revenue contribution from this program. We hope the program will be able to lower the fixed line revenue decline in the future.
EBITDA grew by 5.5% from Rp8.6 trillion in Q1/2009 to Rp9.0 trillion in Q1/2010, while EBITDA margin slightly decline by 54,5%.
On the Operating Expense side, the Total Expense grew by 9.1% from Rp10.3 trillion in Q1/2009 to Rp11.3 trillion in Q1/2010. The growth in Total Expense was contributed to the 14.6% growth in Operation and Maintanace Expense to Rp4.0 trillion, and 1.2% growth of depreciation expense to Rp3.4 trillion.

The increase in Maintanence and Operating Expense mainly resulted from the increase of network and infrastructure, among other BTS, which effect the routine cost, such as electricity, operasional license and radio frequancy usage. Meanwhile the increase in depreciation expense goes inline with the increase of non current assets from network infrastructure, particuarly celular network.
We managed to decrease the Employee Expense by 1.6% to Rp1.9 trillion.
The Company Asset grew by 5.7% from Rp91.4 trillion in Q1/2009 to Rp96.5 trillion in 1Q/2010. Total Liability decreased by 2.7% to Rp42.8 trillion, and Equity grew 13.6% to Rp41.8 trillion in 1Q /2010.
Inline with the Company’s policy in reducing foreign exchange loan, in Q1/2010 foreign currency debt portion, particularly in US$ have decreased from 30% in Q1/2009 to 16% in Q1/2010.
AGUS MURDIYATNO
VP Investor Relations/Corporate Secretary
For further information please contact:
PT Telekomunikasi Indonesia, Tbk.
Investor Relations/Corporate Secretaru
Tel.:	62-21-5215109
Fax.:	62-21-5220500
E-mail:	investor@telkom.co.id
Website:	www.telkom.co.id